[LETTERHEAD OF PAUL HASTINGS, JANOFSKY & WALKER LLP]

November 13, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Linda Van Doorn, Senior Assistant Chief Accountant

Re:	Centerline Holding Company
File No. 001-13237
Forms 10-K and 10-K/A1 for the year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, 2009, and June 30, 2009

Dear Ms. Van Doorn:

This letter sets forth the response of Centerline Holding Company (“Centerline” or the “Company”) to the Staff’s comment letter dated October 30, 2009 in connection with the Staff’s review of Centerline’s Forms 10-K and 10-K/A1 for the year ended December 31, 2008, and Forms 10-Q for the quarters ended March 31, 2009, and June 30, 2009. Capitalized terms used herein and not otherwise defined have the meanings specified in the Forms 10-K and 10-Q. For your convenience, we have repeated each comment (in boldface type) prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

1.	Please note that this comment letter only contains accounting comments on the filings referenced above. We may have further legal comments on these filings.

The Company has asked us to advise the Staff that it will respond to any further questions when received.

  Financial Statements

  Consolidated Statement of Operations, page 80

2.
We note that you have disclosed dividends declared per common share on the face of your statements of operations instead of in the notes to your financial statements.  Advise us how your disclosure complies with the guidance in paragraph 37 of SFAS 128.

The Company will no longer include dividends per share on the face of the statement of operations.

  Note 2 – Summary of Significant Accounting Policies
  D. Investments – Equity Method, page 87

3.	In view of their significance to the financial statements, in future filings disclose your accounting policy for assessing and measuring impairment of your equity investees.

The Company has asked us to advise the Staff that the accounting policy in future filings will read as follows (emphasis on additional language added for purposes of this letter only):

D.  Investments – Equity Method

For investments in entities we do not control, but for which we have the ability to exercise significant influence over operating and financial policies, we use the equity method.  Equity method investments consist of:

Partnership Interests – Partnership interests related to the real estate equity investment funds we sponsor.  Typically, we hold these investments for a short period until we establish a new fund and the funds hold them as long term investments; and

Centerline Urban Capital LLC – Centerline Urban Capital LLC (“CUC”) is a joint venture equity fund with the California Public Employees Retirement System (“CalPERS”).

We also manage American Mortgage Acceptance Corporation (“AMAC”), a publicly traded real estate investment trust (“REIT”); however, its board has begun a process of determining a plan of liquidation.

Under the equity method, we record our proportionate share of income or loss as a component of equity and other income (loss) in the Consolidated Statement of Operations.  Amounts recognized include equity allocations for management services and incentive income that we earn from co-investments in certain Consolidated Partnerships, although such amounts are eliminated in consolidation.

In accordance with [Accounting Standard Codification] 323-10-35, we recognize decreases in the value of equity method investments if they are deemed to be other than temporary (evidenced by such factors as an inability for us to recover our investment or an inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment).  We record other than temporary impairment of these investments in Equity and other (loss) income in the consolidated statements of operations.

Note 13 – Assets of Consolidated Partnerships

4.
We note that your consolidated Tax Credit Fund Partnerships invest in low income housing property-level partnerships and carry those investments on the equity method.  Given the apparent significance of these investments as disclosed on page 116, please explain to us how you considered Rule 3-09 and 4-08(g) of Regulation S-X as it relates to the requirements for separate financial statements and summarized financial information of equity method investees.

With respect to Rule 3-09, the Company has asked us to advise the Staff that its consolidated financial statements include 136 Tax Credit Fund Partnerships in which it has little or no equity interest.  These partnerships are consolidated as they meet the definition of Variable Interest Entities and the Company was determined to be the primary beneficiary.  The fund partnerships (in total) invest in more than 1,200 property-level partnerships.  None of those property-level partnerships meets the definition of significant under the conditions set forth in section 210.1-02(w) of Regulation S-X:

•
As the Company has virtually no ownership in the funds, the net income or loss of the property partnerships is allocated almost entirely to the fund investors and so has an insignificant impact on Centerline’s net income. Centerline’s share of the operations of the funds (as calculated on page 59 of the 10-K, and inclusive of the equity income the funds recognize from the properties) was approximately $128,000 for the year ended December 31, 2008, $28,000 for the year ended December 31, 2007, and $(288,000) for the year ended December 31, 2006.  Therefore, the property partnerships (individually and in the aggregate) fall below the 20% threshold for significance.

•
The Company’s investment basis in the funds is de minimis (approximately $17,000 as of December 31, 2008), representing less than the 20% threshold for significance.  By extension, the investment basis in the property partnerships is insignificant as well.

As a result, the Company concluded that separate financial statements of the investees are not required under Rule 3-09.

With respect to Rule 4-08(g), the Company notes that this issue was raised in a letter from the Staff dated August 24, 2006.  The question and response were as follows:

Note 7 – Consolidated Partnerships, page 83

4.   Please tell us your consideration of Rule 4-08(g) of Regulation S-X regarding including summarized results of operations for these partnerships.

Rule 4-08(g) requires the presentation of summarized financial information for unconsolidated subsidiaries and for equity method investees that meet the criteria to be categorized as “significant”.  CharterMac has asked us to advise the Staff that Note 7 is intended to provide the detail of the balances on the balance sheet pertaining to partnerships that are consolidated in the financial statements pursuant to FIN 46(R) or ARB 51.  As the disclosure relates to consolidated entities, CharterMac therefore believes that Rule 4-08(g) is not applicable to these partnerships.

As the follow up correspondence did not include any further questions on the matter, the Company believed at time that the disclosure was not required and believed the matter was concluded.

Note 28 – Related Party Transactions
Investment In and Loans to Affiliates; Income Statement Impact, page 150

5.
Please refer to your disclosure in note 28 and page 36 as it relates to your equity in loss of AMAC.  Given the apparent significance of loss, please explain to us how you considered Rule 3-09 and 4-08(g) of Regulation S-X as it relates to the requirements for separate financial statements and summarized financial information of equity method investees.

The Company has asked us to advise the Staff that the amount disclosed as “Equity in loss of AMAC” includes two components:

•
Centerline’s proportionate share of the GAAP net loss of AMAC, recognized in accordance with paragraph 19 of APB 18 (totaling $3.3 million for 2008, representing the Company’s share of AMAC’s net loss based upon its ownership of 6.8% of AMAC common shares); and

•
The impairment of Centerline’s investments in AMAC (total of $74.8 million, predominantly representing a loan the Company had extended), recorded due to the impending liquidation of AMAC, as disclosed throughout the 10-K.

In calculating significance for the income test pursuant to Rule 1-02(w), the Company relied upon its understanding that it would compare its share of AMAC’s results to its pre-tax net loss based on the specific language in section 210.1-02(w)(3) of Regulation S-X (emphasis added):

(w)     Significant subsidiary. The term “significant subsidiary” means a subsidiary, including its subsidiaries, which meets any of the following conditions:

(3) The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any non-controlling interests exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

As such, in evaluating the requirements of Rule 3-09 and Rule 4-08(g), the Company believed that only the Company’s share of AMAC’s net loss should be considered in calculating significance under section 210.1-02(w)(3) of Regulation S-X.  Centerline’s $3.3 million share of AMAC’s net loss is below 10% of the Company’s $228.3 million pre-tax net loss for 2008.

As the measurements required pursuant to section 210.1-02(w)(1) and (2) of Regulation S-X also failed to meet the definition of significance (AMAC’s assets amount to less than 10% of Centerline’s assets and the investments and loans to AMAC amount to less than 5% of Centerline’s assets), the Company concluded that separate financial statements and summarized financial information of AMAC were not required.

Upon further consultation and review of the Staff’s Financial Reporting Manual, the Company realizes that its conclusion regarding the calculation of significance was incorrect and the filing will be amended to include audited financial statements of AMAC as an exhibit.  As AMAC has been preparing a liquidation plan since the fourth quarter of 2008 and did not engage an independent accounting firm to audit its financial statements for the year ended December 31, 2008, the Company will require additional time to file the amendment.

Note 30 – Commitments and Contingencies
Forward Transactions, page 155

6.
Please refer to your disclosure of your forward commitments under Fannie Mae and Freddie Mac programs.  Please clarify in these commitments are being accounted for as derivatives under SFAS 133.  If so, tell us how you evaluate fair value and your consideration of interest rate and credit risk in this valuation.  Refer to SAB Topic 5DD.

The Company has asked us to advise the staff that the forward commitments are being accounted for as derivatives under SFAS 133.  The Company also notes that SAB Topic 5DD applies only to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007 (the first quarter of 2008 in the Company’s case).  Since the effective date of the SAB, the Company has issued a total of three such commitments, for loans with an aggregate committed principal balance of $7.8 million and none have been issued since June 2008.  In the same period, twelve commitments were modified by extending the commitment dates.  Those loans have an aggregate committed principal balance of $92.2 million.

The valuation of the forward commitments takes into account the cash flows that are expected to result from the loan when originated, taking into account the market rate of interest should the commitment have been issued as of the measurement date and the estimated value of mortgage servicing rights to be recognized upon the sale.  To date, the aggregate calculated fair value of the commitments subject to the SAB has been less than $600,000 in every period since the effective date of the SAB, which is insignificant to the Company’s financial statements.  The periodic change in that net fair value has also been immaterial in every reporting period, resulting in an impact of less than $200,000 every period and less than $325,000 on a year-to-date basis.

Should the Company resume issuing forward commitments, it will continue to monitor the valuation for materiality and incorporate considerations of interest rate and credit risk as appropriate.

If you have any questions regarding the responses to the Staff’s comments, please call me at (212) 318-6859.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger
for PAUL HASTINGS, JANOFSKY & WALKER LLP

cc:        Jorge L. Bonilla
Robert L. Levy
John J. Kelly